EXHIBIT 99.1
DELIVERING STRONG RESULTS LEADING TO
UPWARD REVISED 2022 GUIDANCE ON ALL METRICS

•Total shipments of 3,188 units, up 15.9% versus Q3 2021
•Net revenues of Euro 1,250 million, up 18.7% versus prior year
•EBITDA(1) of Euro 435 million, up 17.1% versus prior year
•EBIT of Euro 299 million, up 10.5% versus prior year
•EBITDA(1) margin of 34.8% and EBIT margin of 23.9% in the quarter, resulting in 35.0% and 24.9% in the nine months of 2022 respectively
•Net profit of Euro 228 million and diluted EPS(1) at Euro 1.23
•Industrial free cash flow(1) generation of Euro 219 million in the quarter

“The very robust financial results we present today are a further proof of the strength of our business. Our long term strategy continues to drive profitability, harnessing our resilience towards a macroeconomic scenario that brings new challenges on a global scale. In the third quarter of 2022, revenues, EBITDA and EBIT grew double digit against the same period in 2021, with a sound industrial free cash flow generation. And all these lead us to revise upward our 2022 guidance on all metrics. Today, we continue to manage an outstanding order book: with the exception of few models, our entire range is sold out.” – commented Benedetto Vigna, Chief Executive Officer of Ferrari. “We continue on our path to carbon neutrality by 2030 by adding new photovoltaic panels, reducing aluminum consumption and recovering heat dispersion. Sustainability is key for us and we address it through a scientific and holistic approach along the entire value chain.”

For the three months ended				(In Euro million,	For the nine months ended
September 30,				unless otherwise stated)	September 30,
2022	2021	Change			2022	2021	Change
3,188	2,750	438	16%	Shipments (in units)	9,894	8,206	1,688	21%
1,250	1,053	197	19%	Net revenues	3,727	3,099	628	20%
435	371	64	17%	EBITDA(1) / Adj. EBITDA(1)	1,304	1,133	171	15%
34.8%	35.2%	(40 bps)		EBITDA(1) / Adj. EBITDA(1) margin	35.0%	36.6%	(160 bps)
299	270	29	11%	EBIT / Adj. EBIT(1)	929	810	119	15%
23.9%	25.7%	(180 bps)		EBIT / Adj. EBIT(1) margin	24.9%	26.2%	(130 bps)
228	207	21	10%	Net profit / Adj. net profit(1)	718	619	99	16%
1.24	1.12	0.12	11%	Basic EPS (in Euro) / Adj. basic EPS(1) (in Euro)	3.90	3.34	0.56	17%
1.23	1.11	0.12	11%	Diluted EPS (in Euro) / Adj. diluted EPS(1) (in Euro)	3.88	3.33	0.55	17%

1 Refer to specific paragraph on non-GAAP financial measures

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Maranello (Italy), November 2, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(2) for the third quarter and nine months ended September 30, 2022.

Shipments(3)(4)

For the three months ended				Shipments	For the nine months ended
September 30,				(units)	September 30,
2022	2021	Change			2022	2021	Change
1,291	1,308	(17)	(1%)	EMEA	4,431	4,104	327	8%
905	706	199	28%	Americas	2,616	2,110	506	24%
431	249	182	73%	Mainland China, Hong Kong and Taiwan	1,074	609	465	76%
561	487	74	15%	Rest of APAC	1,773	1,383	390	28%
3,188	2,750	438	16%	Total Shipments	9,894	8,206	1,688	21%

Shipments totaled 3,188 units in Q3 2022, up 438 units or 15.9% versus the prior year.
The product portfolio in the quarter included seven internal combustion engine (ICE)(5) models and three hybrid engine models, which represented 81% and 19% of total shipments, respectively.
The shipments increase during the quarter was driven by the 296 GTB, which was in the ramp up phase along with the 812 Competizione. The Ferrari Portofino M and the F8 family continued to sustain deliveries’ growth, partially offset by lower shipments of the SF90 family. There were no Icona in the quarter.
Geographic allocations were driven by product cadence. As a result, EMEA(4) was almost flat, Americas(4) increased 28.2%, Mainland China, Hong Kong and Taiwan was up 73.1% in line with the strength of the demand, and Rest of APAC(4) grew by 15.2%.

2    These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
3     Excluding the XX Programme, racing cars, one-off and pre-owned cars
4    EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait), Africa and the other European markets not separately identified; Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia
5 It includes one ICE track car model

Total net revenues

For the three months ended				(Euro million)	For the nine months ended
September 30,					September 30,
		Change					Change
2022	2021	at constant			2022	2021	at constant
		currency					currency
1,057	883	20%	14%	Cars and spare parts(6)	3,169	2,619	21%	18%
41	55	(25%)	(25%)	Engines(7)	119	145	(18%)	(18%)
123	95	30%	22%	Sponsorship, commercial and brand(8)	349	277	26%	21%
29	20	45%	32%	Other(9)	90	58	54%	45%
1,250	1,053	19%	13%	Total net revenues	3,727	3,099	20%	17%

Net revenues for the third quarter of 2022 were Euro 1,250 million, up 18.7% or 13.0% at constant currency(1).
Revenues from Cars and spare parts(6) were Euro 1,057 million (up 19.6% or 14.0% at constant currency(1)), thanks to higher volumes and the contribution from personalizations.
The decrease in Engines(7) revenues (Euro 41 million, down 25.3%, also at constant currency(1)) was attributable to lower shipments to Maserati, as the 2023 contract expiration gets closer.
Sponsorship, commercial and brand(8) revenues reached Euro 123 million, up 29.7% or 21.6% at constant currency(1) mainly attributable to the better prior year Formula 1 ranking and the contribution from lifestyle activities, partially offset by lower sponsorship.
Currency – including translation and transaction impacts as well as foreign currency hedges – had a positive impact of Euro 59 million, mostly related to US Dollar and Chinese Yuan.

6     Includes net revenues generated from shipments of our cars, any personalization net revenues generated on cars, as well as sales of spare parts
7     Includes net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams
8     Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as revenues generated through the Ferrari brand, including merchandising, licensing and royalty income
9 Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities

EBITDA(1) and EBIT

For the three months ended				(Euro million)	For the nine months ended
September 30,					September 30,
		Change					Change
2022	2021	at constant			2022	2021	at constant
		currency					currency
435	371	17%	6%	EBITDA(1)	1,304	1,133	15%	9%
299	270	11%	(4%)	EBIT	929	810	15%	6%

Q3 2022 EBITDA(1) reached Euro 435 million, up 17.1% versus the prior year and with an EBITDA(1) margin of 34.8%.
Q3 2022 EBIT was Euro 299 million, increased 10.5% versus the prior year and with an EBIT margin of 23.9%.
Volume was strongly positive (Euro 62 million), reflecting the shipments increase versus the prior year.
The Mix / price variance performance was negative (Euro 26 million) mainly impacted by the lack of Icona and softer range model mix, partially offset by the increased contribution from personalizations and country mix.
Industrial costs / research and development expenses increased (Euro 34 million), mainly due to higher depreciation and amortization and cost inflation.
SG&A also grew (Euro 17 million) mainly reflecting communication, marketing and lifestyle activities.
Other contributions were slightly positive (Euro 3 million), reflecting the improved prior year Formula 1 ranking and higher contribution from lifestyle activities, which were partially offset by lower sponsorship, reduced engine shipments to Maserati and other miscellaneous expenses.

Net financial charges in the quarter were Euro 14 million, versus Euro 10 million in the same period of the prior year, mostly reflecting hedging transactions in place.
The tax rate in the quarter was 20.0%, reflecting the estimate of the benefit attributable to the Patent Box, the Allowance for Corporate Equity (ACE)(10) and tax incentives for eligible research and development costs and investments.
As a result, the Net profit(1) for the period was Euro 228 million, up 10.0% versus the prior year, and the Diluted earnings per share(1) for the quarter reached Euro 1.23, compared to Euro 1.11 in Q3 2021.
Industrial free cash flow(1) for the quarter was robust at Euro 219 million, driven by the strong EBITDA(1) and the collection of advances on the Daytona SP3, mostly offset by capital expenditures(11) of Euro 198 million.
Net Industrial Debt(1) as of September 30, 2022 was Euro 256 million, compared to Euro 387 million as of June 30, 2022, also reflecting share repurchases of Euro 85 million. As of September 30, 2022, total available liquidity was Euro 2,034 million (Euro 1,875 million as of June 30, 2022), including undrawn committed credit lines of Euro 671 million.

10 Also known as Notional Interest Deduction - NID
11 Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases

Upward revised 2022 guidance, based on the following assumptions:
•Carefully leveraging strong demand
•Richer model mix being more than offset by the negative impact from the Ferrari Monza SP1 and SP2 phase out
•Ferrari Daytona SP3 and Ferrari Purosangue will commence production in 2022 with deliveries starting in 2023
•Formula 1 revenues reflecting more diversified but lower sponsorship, partially offset by better prior year ranking
•Increasing depreciation and amortization in line with the start of production of new models
•Industrial free cash flow generation sustained by Daytona SP3 advances collection
•Disciplined capital expenditures to fuel long term development
•Stronger contribution from personalizations and tailwind from FX, net of cost inflation

Subject to trading conditions unaffected by Covid-19 pandemic restrictions.

(€B, unless otherwise stated)	2021A	PREVIOUS 2022 GUIDANCE	UPWARD REVISED 2022 GUIDANCE
NET REVENUES	4.3	~4.9	~5.0
ADJ. EBITDA (margin %)	1.53 35.9%	1.70-1.73 >35%	>1.73 ~35%
ADJ. EBIT (margin %)	1.08 25.2%	1.15-1.18 >23.5%	>1.18 ~24%
ADJ. DILUTED EPS (€)	4.50	4.80-4.90(12)	~5.00(12)
INDUSTRIAL FCF	0.64	>0.65	Up up 0.70

Q3 2022 highlights

Unveil of the Ferrari Purosangue, the Prancing Horse’s first ever four-door four-seater
On September 13, 2022 Ferrari unveiled the Purosangue, the first ever four-door, four-seater car in the Prancing Horse’s 75-year history, in the magnificently atmospheric surroundings of the Teatro del Silenzio in Lajatico (Pisa).
Since the marque’s earliest years, 2+2 cars have played a significant role in its strategy. Many Ferraris have made combining benchmark performance with first class comfort one of the pillars of their success. Now, in the culmination of 75 years of leading-edge research, Ferrari has created a car that is unique on the world stage: not only do performance, driving pleasure and comfort coexist in perfect harmony, but it is also a peerless encapsulation of the Prancing Horse’s iconic DNA. This is the reason why the name Purosangue, Italian for ‘thoroughbred’, was chosen.

Equal Salary Certificate confirmed
On September 23, 2022 Ferrari announced that its Equal Salary certificate has been confirmed in Italy and in North America. This recognition confirms Ferrari's steadfast commitment to an inclusive work

12 Calculated using the weighted average diluted number of common shares as of December 31, 2021 (184,722 thousand)

environment, where the primacy of merit is guaranteed to attract, retain and develop the talents that will accelerate Ferrari’s innovation in the future.

Over 60 historic Ferraris come to Trentino Alto-Adige for Cavalcade Classiche
On September 23, 2022 Ferrari concluded the fifth edition of the Ferrari Cavalcade Classiche. This unique event brought 65 vintage Ferraris and their owners from all over the world to the spectacular mountain setting of Trentino Alto-Adige in northern Italy. The cars paraded and were displayed in the historic centres of Cavalese, Merano, Riva del Garda and Trento, and represented key moments in the Prancing Horse’s 75-year history of elegant design and technological innovation.

500th victory for the Ferrari 488 GT3
On September 24, 2022 the Ferrari 488 GT3 claimed its five-hundredth victory, a milestone that will go down in the annals of the Maranello marque. This historic event was celebrated at the Spielberg circuit in Austria, where Nick Cassidy won DTM Race-1 on Saturday, 24 September, a now unforgettable date for the Prancing Horse. On the same day, in the GT World Challenge Asia, Takeshi Kimura and Kei Cozzolino toasted their conquest of the drivers’ laurels in the overall and Pro-Am classes of the Japan Cup. This brought the tally of titles featuring the same car to one hundred and ten.

Ferrari Spring/Summer 2023 Collection – the Prancing Horse’s third fashion show takes place during Milan Fashion week
On September 25, 2022 the third Ferrari fashion show took place at the Teatro Lirico Giorgio Gaber in Milan and it rotated around the theme of dreams. The catwalk was accompanied by an art movie, “The Dream of Dreamers” made in collaboration with the Italian-Canadian director Floria Sigismondi and with the screen participation of Taylor Hill and Alton Mason.
Building on the experimental style codes of the two previous collections, the new pieces continue to take inspiration from the Prancing Horse’s racing heritage; the reinvention of the iconic Ferrari silhouette is present, but this time around the focus is on cool, casual and relaxed pieces.

Ferrari SP51: the 812 GTS-inspired roadster is the Maranello’s latest one-off
On September 28, 2022 Ferrari unveiled the latest addition to the Prancing Horse’s One-Off series, the Ferrari SP51 and joins the most exclusive group in Maranello’s range: unique, absolutely bespoke cars crafted to the specifications of a client, making them the very pinnacle of Ferrari’s customisation scope and range.

e.DO Learning Centre inaugurated at the IIS Fermi Corni in Modena: an innovative educational project born of the strategy between Ferrari and the local area
On September 30, 202, Ferrari informed that the e.DO Learning Centre at the IIS Fermo Corni (higher education institute) in Modena was inaugurated. The laboratory has been completely refurbished and equipped with new technology and furniture thanks to support from Ferrari. It will offer innovative educational experiences to local students and teachers, promoting the disciplines of mathematics, science and technology.

Promoting education is a core part of Ferrari’s ethos, and its relationship with the local community. Today, with the new laboratory, Ferrari continues this commitment undertaken by its founder and intensified in recent years through actions such as: orientation and classroom training activities, school-to-work projects, the donation of equipment and computers, initiatives to prevent school drop-out such as Arcipelago Educativo, and a partnership with MUNER (the Motorvehicle University of Emilia-Romagna) to attract and train the engineers of the future.

Subsequent events

Bosco Ferrari initiative launched, featuring 30 hectares of new forest in the Province of Modena.
Environmental Protection Project starts in Maranello, including a new public park.
On October 12, 2022 Bosco Ferrari was launched with a forestation initiative in the Municipality of Maranello, delivered in partnership with Rete Clima, a non-profit enterprise. The establishment of young trees is a further step in a much broader climate and environmental protection project announced at Ferrari’s Capital Markets Day, including the rewilding of 30 hectares in the Province of Modena. The first area of woodland in Maranello spans six hectares and is made up of a combination of oak and hornbeam. The first tree and shrub species have now been planted, having been grown from certified seeds and selected to recreate an ecosystem with significant environmental benefits, including absorbing around 3 kt CO2 over 30 years.

Share repurchase program
Under the first tranche of the new multi-year common share repurchase program announced on June 30, 2022, from October 1, 2022 to October 25, 2022, the Company purchased 215,258 common shares for a total consideration of Euro 41.0 million. At October 25, 2022 the Company held in treasury an aggregate of 11,721,944 common shares. As of the same date, the Company held 4.56% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 World Championship in 1950 through the present, Scuderia Ferrari has won 242 Grand Prix races, 16 Constructors’ World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.
Forward Looking Statements
This document, and in particular the section entitled “Upward revised 2022 guidance”, contain forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of the Group’s Formula 1 racing team and the expenses the Group incurs for its Formula 1 activities, as well as the uncertainty of the sponsorship and commercial revenues the Group generates from its participation in the Formula 1 World Championship and the popularity of Formula 1 more broadly; the Group’s ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including hybrid and electric, more broadly into our car portfolio over time and to make appealing designs for our new models; the Group’s ability to preserve its relationship with the automobile collector and enthusiast community; changes in client preferences and automotive trends; changes in global economic conditions or in the economic conditions of the markets in which the Group operates, including changes in demand for luxury goods or high performance luxury cars, which is highly volatile; macro events, geopolitical conflict and crises, as well as pandemics, including the effects of the evolution of and response to the COVID-19 pandemic; increases in costs, disruptions of supply or shortages of components, raw materials and commodities; competition in the luxury performance automobile industry; the Group’s ability to successfully carry out its controlled growth strategy and, particularly, the Group’s ability to increase its presence in growth market countries; the Group’s low volume strategy; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to its products or possible future bans of combustion engine cars in cities; reliance upon a number of key members of executive management and employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depends for sales and services; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the performance of the Group’s licensees for Ferrari-branded products; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the Group’s continued compliance with customs regulations of various jurisdictions; product recalls, liability claims and product warranties; the adequacy of its insurance coverage to protect the Group against potential losses; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; the Group’s ability to maintain the functional and efficient operation of its information technology systems and to defend from the risk of cyberattacks, including on its in-vehicle technology; the Group’s ability to service and refinance its debt; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates; labor relations and collective bargaining agreements; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; and other factors discussed elsewhere in this document.
The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
2022	2021		2022	2021
198	189	Capital expenditures(11)	496	506
94	84	of which capitalized development costs(13) (A)	288	264
117	130	Research and development costs expensed (B)	387	402
211	214	Total research and development (A+B)	675	666
65	40	Amortization of capitalized development costs (C)	176	137
182	170	Research and development costs as recognized in the consolidated income statement (B+C)	563	539

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.
Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
Certain totals in the tables included in this document may not add due to rounding.

13 Capitalized as intangible assets

Total net revenues, EBITDA, Adj. EBITDA, EBIT and Adj. EBIT at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
	2022			2022
2022	at constant		2022	at constant
	currency			currency
1,057	1,010	Cars and spare parts	3,169	3,066
41	41	Engines	119	119
123	116	Sponsorship, commercial and brand	349	332
29	27	Other	90	85
1,250	1,194	Total Net Revenues	3,727	3,602

For the three months ended	(Euro million)	For the nine months ended
September 30,		September 30,
2022		2022
299	EBIT	929
(38)	Currency (including hedges)	(89)
261	EBIT at constant currency	840

For the three months ended	(Euro million)	For the nine months ended
September 30,		September 30,
2022		2022
435	EBITDA	1,304
(38)	Currency (including hedges)	(89)
397	EBITDA at constant currency	1,215

EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2022	2021	Change		2022	2021	Change
228	207	21	Net profit	718	619	99
57	53	4	Income tax expense	179	162	17
14	10	4	Net financial expenses	32	29	3
136	101	35	Amortization and depreciation	375	323	52
435	371	64	EBITDA	1,304	1,133	171

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2022	2021	Change		2022	2021	Change
435	371	64	EBITDA	1,304	1,133	171
-	-	-	Adjustments	-	-	-
435	371	64	Adjusted EBITDA	1,304	1,133	171

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2022	2021	Change		2022	2021	Change
299	270	29	EBIT	929	810	119
-	-	-	Adjustments	-	-	-
299	270	29	Adjusted EBIT	929	810	119

Adjusted net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2022	2021	Change		2022	2021	Change
228	207	21	Net profit	718	619	99
-	-	-	Adjustments	-	-	-
228	207	21	Adjusted net profit	718	619	99

Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro per common share)	For the nine months ended
September 30,				September 30,
2022	2021	Change		2022	2021	Change
1.24	1.12	0.12	Basic EPS	3.90	3.34	0.56
-	-	-	Adjustments	-	-	-
1.24	1.12	0.12	Adjusted basic EPS	3.90	3.34	0.56
1.23	1.11	0.12	Diluted EPS	3.88	3.33	0.55
-	-	-	Adjustments	-	-	-
1.23	1.11	0.12	Adjusted diluted EPS	3.88	3.33	0.55

Basic and diluted EPS(14)

For the three months ended			(Euro million, unless otherwise stated)	For the nine months ended
September 30,				September 30,
2022	2021	Change		2022	2021	Change
226	206	20	Net profit attributable to the owners of the Company	713	617	96
182,688	184,317		Weighted average number of common shares (thousand)	183,068	184,601
1.24	1.12	0.12	Basic EPS (in Euro)	3.90	3.34	0.56
182,944	184,617		Weighted average number of common shares for diluted earnings per common share (thousand)	183,323	184,901
1.23	1.11	0.12	Diluted EPS (in Euro)	3.88	3.33	0.55

14 For the three and nine months ended September 30, 2022 and 2021 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the equity incentive plans

Net Industrial Debt, defined as total Debt less Cash and Cash Equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

(Euro million)	Sept. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021
Debt	(2,905)	(2,765)	(2,655)	(2,630)
of which leased liabilities as per IFRS 16 (simplified approach)	(60)	(61)	(59)	(56)
Cash and Cash Equivalents	1,363	1,206	1,494	1,344
Net Debt	(1,542)	(1,559)	(1,161)	(1,286)
Net Debt of Financial Services Activities	(1,286)	(1,172)	(1,025)	(989)
Net Industrial Debt	(256)	(387)	(136)	(297)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases) and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
2022	2021		2022	2021
386	392	Cash flow from operating activities	973	927
(198)	(189)	Investments in property, plant and equipment and intangible assets(11)	(496)	(506)
188	203	Free Cash Flow	477	421
(31)	(39)	Free Cash Flow from Financial Services Activities	(120)	(81)
219	242	Free Cash Flow from Industrial Activities	597	502

On November 2, 2022, at 3:00 p.m. CET, management will hold a conference call to present the Q3 2022 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website https://www.ferrari.com/en-EN/corporate/investors. The supporting document will be made available on the website prior to the call.